UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33258

RENAISSANCE ACQUISITION CORP.

 (Exact Name of Registrant as Specified in Charter)

50 East Sample Road, Suite 400

Pompano Beach, Florida 33064

(954) 784-3031

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, $0.0001 par value per share, and two Warrants

Common Stock, $0.0001 par value per share

Warrants included as part of the Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g−4(a)(1)	☑
Rule 12g−4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Units: 2
Common Stock: 6
Warrants: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Renaissance Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2009	By:	/s/ Barry W. Florescue
		Name:	Barry W. Florescue
		Title:	Chief Executive Officer